ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

July 16, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Abigail Jacobs

Erin Jaskot

Re:           Mersana Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-226055)

Request for Acceleration

Ladies and Gentlemen:

On behalf of Mersana Therapeutics, Inc. (the “Company”), we hereby confirm in writing our request that the Securities and Exchange Commission accept the Company’s withdrawal of its acceleration request filed on July 12, 2018 (which requested effectiveness of the Company’s Registration Statement on Form S-3 at 4:00 p.m. Eastern Time on July 16, 2018).

Should you have any questions or comments, please do not hesitate to contact William J. Michener of Ropes & Gray LLP at (617) 951-7247.

Very truly yours,

/s/ William J. Michener

William J. Michener

Cc:                             David Spellman (Mersana Therapeutics, Inc.)